UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              Seattle Genetics, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    812578102
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                    Leo Kirby
                         667 Madison Avenue, 17th Floor
                               New York, NY 10021
                                 (212) 521-2418
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 14, 2007
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

                                  SCHEDULE 13D


----------------------                                         -----------------
CUSIP No.    812578102                                         Page 2 of 6 Pages
----------------------                                         -----------------

--------- ----------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                           (a)[ ]
                                                                       (b) X
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------ -------- ----------------------------------------------
                            7     SOLE VOTING POWER

                                  0
                         -------- ----------------------------------------------
       NUMBER OF            8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                 10,325,089
       OWNED BY          -------- ----------------------------------------------
         EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    0
         WITH            -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  10,325,089
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,325,089
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)    X
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------


                               Page 2 of 6 Pages

                                  SCHEDULE 13D


----------------------                                         -----------------
CUSIP No.    812578102                                         Page 3 of 6 Pages
----------------------                                         -----------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Felix J. Baker
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                            (a)
                                                                        (b) X
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
                   WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------ -------- ----------------------------------------------
                            7     SOLE VOTING POWER

                                  20,000
                         -------- ----------------------------------------------
       NUMBER OF            8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                 10,325,089
       OWNED BY          -------- ----------------------------------------------
         EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    20,000
         WITH            -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  10,325,089
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,345,089
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)    X
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------


                                Page 3 of 6 Pages

         This Amendment No. 2 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the "Reporting Persons") to supplement the statements on
Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.  Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of Preferred Stock and shares that maybe acquired upon the exercise of Warrants and Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 58,359,315 shares outstanding, according to The Company's SEC 10-Q Filing on November 7, 2006. Such percentage figures are calculated on the basis that the shares of Preferred Stock, Warrants and Options owned by the Reporting Persons are deemed converted into or exercised for shares of Common Stock but other outstanding shares of Preferred Stock, Warrants and Options are not deemed converted or exercised.

                                                              Percent of class
              Name                      Number of Shares         Outstanding
--------------------------------------------------------------------------------
Baker Bros. Investments, L.P.                 266,495                0.5%
--------------------------------------------------------------------------------
Baker Bros. Investments II, L.P.              272,518                0.5%
--------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.                  3,594,305                6.2%
--------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.          5,746,112                9.8%
--------------------------------------------------------------------------------
14159, L.P.                                    75,598                0.1%
--------------------------------------------------------------------------------
Baker/Tisch Investments, L.P.                 370,061                0.6%
--------------------------------------------------------------------------------
Felix J. Baker                                 20,000                0.0%
--------------------------------------------------------------------------------
Total                                      10,345,089               17.7%
--------------------------------------------------------------------------------

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The entities noted below are parties to a voting agreement contained in the Investors Rights Agreement referred to in Item 6 of the Schedule 13D previously filed on June 23, 2006. The parties to the voting agreement may be deemed to constitute a "group" for purposes of Section 13(d) of the Act. The Reporting Persons disclaim beneficial ownership of such shares held by such other persons, and such shares are excluded from the table above.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

                                Page 4 of 6 Pages

------------------------------------------------------------------------------------------------
                                                                                        Price/
               Name                      Date      Number of Shares     Transaction     Share
------------------------------------------------------------------------------------------------
Baker Brothers Investments, L.P.      7/14/2007         74,127             Sale          8.76
------------------------------------------------------------------------------------------------
Baker Brothers Investments II, L.P.   7/14/2007         75,803             Sale          8.76
------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    7/14/2007        1,599,792           Sale          8.76
------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            7/14/2007         999,782            Sale          8.76
------------------------------------------------------------------------------------------------
Baker/ Tisch Investments, L.P.        7/14/2007         102,935            Sale          8.76
------------------------------------------------------------------------------------------------
14159, L.P.                           7/14/2007         19,561             Sale          8.76
------------------------------------------------------------------------------------------------


Exhibit 4.    Agreement regarding the joint filing of this statement.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2007

                                    By:  /s/ Julian C. Baker
                                         ------------------------------
                                         Julian C. Baker

                                    By:  /s/ Felix J. Baker
                                         ------------------------------
                                         Felix J. Baker


















                                Page 5 of 6 Pages

                                                                       EXHIBIT 4

                                    AGREEMENT


In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.001 par value, of Seattle Genetics, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

February 15, 2007

                                    By:  /s/ Julian C. Baker
                                         ------------------------------
                                            Julian C. Baker

                                    By:  /s/ Felix J. Baker
                                         ------------------------------
                                           Felix J. Baker

























                                Page 6 of 6 Pages